Exhibit 8.1

List of Subsidiaries of Big Tree Cloud Holdings Limited

Name of Subsidiary	Jurisdiction of Organization
Big Tree Cloud International Group Limited	the Cayman Islands
Plutonian Acquisition Corp.	Delaware
BRIGHT CONNECTED LIMITED	the British Virgin Islands
HONGKONG PLOUTOS INTERNATIONAL HOLDINGS LIMITED	Hong Kong
Guangdong Dashuyun Investment Holding Group Co., Ltd.	the People’s Republic of China
Dongguan Dashuyun Daily Products Co., Ltd.	the People’s Republic of China
Shenzhen Dashuyun Commercial Chain Management Co., Ltd.	the People’s Republic of China
Shenzhen Dashuyun Import and Export Trading Co., Ltd.	the People’s Republic of China
Shenzhen Surprise Cloud Trading Co., Ltd.	the People’s Republic of China